Mail Stop 3561

September 5, 2008

Zhuangyi Wang
Chief Executive Officer
QKL Stores Inc.
Jing Qi Street
Dongfeng Xincun
Sa'er Tu District
163311 Daqing, P.R. China

> **Re:** **QKL Stores Inc. (f/k/a Forme Capital, Inc.)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 7, 2008**
> **File No. 333-150800**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007, as Amended**
> **Forms 10-Q and 10-QSB for Fiscal Quarters Ended October 31, 2007,**
> **January 31, 2008, March 31, 2008 and June 30, 2008**
> **File No. 033-10893**

Dear Mr. Wang:

We have reviewed your letter dated August 6, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Insurance, page 39

1. The terms of the comprehensive and public liability insurance policies you describe in this section either have expired or are set to expire in October 2008. Please disclose whether you have renewed the expired policies and whether you expect to renew the existing policies. Please disclose whether you will be able to renew these policies on comparable terms, and disclose the terms of the renewed policies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

2. We note the revised disclosure and your response to comment 11 in our letter dated June 20, 2008. The first sentence does not state in a clear and concise manner the basis for the presentation and inclusion of the accounts of QKL-China in your discussion and analysis. Revise the first sentence to clarify that your discussion and analysis relates to your results of operations that include the business of the operating company, QKL-China, which have been consolidated with the company for all periods presented.

Results of Operations, page 49

3. We note you disclose comparable store sales performance data. Please disclose how you compute comparable store data from period to period, including the number of months a store must be open to be included in your comparable store calculation.

4. Please disclose if the significant increase in retail sales revenue each period is related to volume or price increases when compared to the same period in 2007.

Liquidity and Capital Resources, page 57

5. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K.

Future Cash Commitments, page 59

6. You have included additional disclosure regarding planned and recent store openings. Please disclose your commitments for capital investments in new stores for each of 2008 and 2009 instead of aggregating that disclosure.

Certain Relationships and Related Transactions, page 70

Other Transactions, page 72

7. We note your response to comment 20 in our letter dated June 20, 2008, regarding certain of your buildings occupied by QKL-China. Please disclose the approximate dollar value of the lease payments paid to each related person since

the beginning of your last fiscal year. See Item 404(a)(3) and Instruction 3 to Item 404(a) of Regulation S-K.

Financial Statements

8. Please update your financial statements and other related disclosures in your next amendment to include the applicable interim periods to comply with Rule 8-08 of Regulation S-X.

9. We note your revised disclosure and responses to comments 21 and 22 in our letter dated June 20, 2008. Forme Capital, Inc. was a non-operating public shell company at the time of the share exchange with Speedy Brilliant and such transactions are generally considered a recapitalization of the accounting acquirer (operating company) rather than a business combination. In that regard, pro forma financial information is not presented since the combination is not a business combination. As previously requested, explain to us why you have provided pro forma financial statements or please remove from the filing the unaudited pro forma financial information on pages F-49 through F-56. Please also revise your disclosure in the first paragraph on page F-9 to clarify that the share exchange transaction is accounted for as a recapitalization, if true, which is in substance a capital transaction, rather than being accounted for as a business combination in accordance with SFAS 141.

10. Your revised disclosures and responses to comments 21 and 22 in our letter dated June 20, 2008 confirmed our understanding that Forme Capital, Inc. was the accounting target and that Speedy Brilliant Group Limited, a private, non-operating shell company which acquired control of the operations of Daqing Qingkelong Chain Commerce & Trade Co., Ltd. through a series of concurrent contractual arrangements, was the accounting acquirer. As a result of the reverse merger, the historical financial statements should be a continuation of the financial statements of the accounting acquirer. As previously requested, please explain to us and provide support for the reason why the separate audited financial statements of Daqing Qingkelong Chain Commerce & Trade Co., Ltd. as of December 31, 2007 and 2006 are provided instead of those of the accounting acquirer, Speedy Brilliant Group Ltd. Further, please advise or revise the financial statements to recast the statements as those of Forme Capital, Inc. retroactively reflecting the change in capitalization of the operating entity for all periods presented. Due to the recapitalization, historical stockholders' equity of the accounting acquirer prior to the reverse merger would then be retroactively restated for the equivalent number of shares received in the merger giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in-capital.

11. We note your response to comment 21 in our letter dated June 20, 2008 relating to the reverse merger transaction you consummated on March 28, 2008 with Speedy Brilliant Group Ltd. with the concurrent completion of the restructuring transaction and the share exchange transaction. In this regard, we also note your disclosure in the explanatory note on page 17 that the closing of the private placement was an integral part of the reverse merger whereby you acquired control of the operating company in China. Please explain your basis for charging all of the transaction costs of $1,976,470 to equity rather than limiting the charge to equity to the amount of cash held by Forme Capital, Inc. at the time of the consummation of the reverse merger.

12. In connection with restructuring and share exchange transactions, we note a loan of $11 million to the stockholders of QKL on March 28, 2008. Please explain what line item on the balance sheet this amount is reflected in and why.

13. Revise the amount for accumulated other comprehensive income as of December 31, 2007 on page F-30 to delete typographical errors.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

(k) Cash card and coupon liabilities, page F-14

14. We note your revised disclosure and response to comment 28 in our letter dated June 20, 2008. Please indicate if the coupons that expire unredeemed and recognized as other operating income have expiration dates and disclose how you account for cash cards that are not redeemed. In addition, please expand your policy to disclose your basis for recognizing income for coupons and/or cash cards not redeemed where there is no expiration date.

(m) Revenue recognition, page F-15

15. We note your revised disclosure and response to comment 30 in our letter dated June 20, 2008. Please disclose your return policy and related accounting treatment for estimated returns. Refer to SFAS 48 for guidance.

(n) Suppliers and consignees, page F-15

16. We note your revised disclosure and response to comment 24 in our letter dated June 20, 2008 relating to your accounting policy for vendor allowances. Except for amounts received as reimbursement of transportation costs, the nature and type of fees and vendor payments and allowances you describe such as product promotions, general sponsorships appear to represent payments that would

generally be classified as a reduction in the cost of inventory under Example 1of EITF 02-16. Accordingly, please revise your accounting to decrease other operating income for all vendor payments, except those related to the reimbursement of transportation costs, and reflect these amounts as a reduction of inventory costs as the products are sold to comply with paragraph 4 of EITF 02-16, or provide us with further explanation to support your accounting for these payments as other operating income.

17. We note from your disclosure on page 50 that payments from vendors classified as sponsorships relate to advertisements. Please tell us what costs you incur in connection with the advertisements you place and if the amounts disclosed are gross amounts received or net of the related costs incurred. If the income amounts are not net of costs, tell us what line item in the statement of income the costs associated with these advertisements are classified in and the basis for your presentation.

(u) Segment, page F-17

18. We note your response to comment 32 in our letter dated June 20, 2008. Please note that the disclosures discussed in paragraph 37 of SFAS 131 are required by all companies including those with a single reportable segment. Please revise your note disclosures accordingly.

Note 3. Other Receivables, page F-19

19. We note your revised disclosure in response to comment 33 in our letter dated June 20, 2008. Given the long-term nature of these deposits, please explain your basis for classifying them as current assets instead of non-current assets. Please also explain the reason for the increase in these deposits of 49.4% since December 31, 2007.

Note 5. Property, Plant and Equipment, Net, page F-20

Note 6. Lease Prepayments, Net, page F-21

20. We note your revised disclosure and response to comment 34 in our letter dated June 20, 2008. Please disclose the date you expect to complete the transfer of these assets. Further, please disclose the existence of any contracts between the company and Mr. Wang Zhuangyi and Mr. Wang Jiafan regarding use of the buildings including the terms, transfer of the title and land use rights.

Note 11. Other Operating Income, page F-24

21. We note that income generated through sponsorships relates to advertisements. Please tell us what costs you incur in connection with the advertisements you place and if the amounts disclosed are gross amounts received or net of the related costs incurred. If the income amounts are not net of costs, tell us in what line item on the statement of income the costs associated with these advertisements are classified.

Exhibits

22. We note your response to comment 40 in our letter dated June 20, 2008. Please confirm that you received contemporaneously dated certifications from your former certifying officer, Mr. Bartly Loethen, at the time of the filing of the original Form 10-KSB.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4. Controls and Procedures, page 46

23. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures." In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

*   *   *

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Review Accountant, at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink LLC
        Facsimile No. (212) 688-7273